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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           KEITHLEY INSTRUMENTS, INC.
                                (NAME OF ISSUER)

                           KEITHLEY INSTRUMENTS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                        COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   487584104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JOSEPH P. KEITHLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           KEITHLEY INSTRUMENTS, INC.
                      28775 AURORA ROAD, SOLON, OHIO 44139
                                 (440) 248-0400
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                                JOHN M. GHERLEIN
                             BAKER & HOSTETLER LLP
                           3200 NATIONAL CITY CENTER
                              1900 EAST 9TH STREET
                           CLEVELAND, OHIO 44114-3485
                                 (216) 621-0200

                               NOVEMBER 11, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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
            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                 $14,000,000                                       $2,800

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 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 2,000,000 Common Shares of Keithley Instruments, Inc. at $7.00 per share.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable    Filing party:   Not applicable.
Form or Registration No.:  Not applicable    Date Filed:     Not applicable.

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

     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by Keithley Instruments, Inc., an Ohio corporation (the "Company"), to purchase up to 2,000,000 (or such lesser number as are properly tendered) of its common shares, without par value (the "Shares"), at prices not greater than $7.00 per Share and not less than $5.75 per Share, net to the seller in cash, without interest thereon, as specified by the shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 11, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Keithley Instruments, Inc., an Ohio corporation, and the address of its principal executive offices is 28775 Aurora Road, Solon, Ohio 44139.

     (b) The title of the securities that are the subject of the Offer is the Company's common shares, without par value. There were 5,093,167 Shares outstanding on November 10, 1998. The information set forth under the heading "Introduction" in the Offer to Purchase and in Sections 1-10 of the Offer to Purchase is incorporated by reference herein.

     The Offer is for up to 2,000,000 Shares (or such lesser number of shares as are properly tendered), at prices not greater than $7.00 per Share and not less than $5.75 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares. The Offer is being made to all holders of Shares, including directors, officers and affiliates of the Company. The Company has been advised that none of its directors, executive officers or affiliates controlled by such persons intends to tender any Shares pursuant to the Offer.

     (c) Information with respect to the principal market for, and the price range of, the Shares is set forth under the heading "Introduction" in the Offer to Purchase and in Section 7 of the Offer to Purchase, which is incorporated by reference herein.

     (d) This statement is filed by the Company, the issuer of the securities.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Information with respect to the source and amount of funds to be used for the purchase of Shares in the Offer is set forth under the heading "Introduction" in the Offer to Purchase and Section 8 of the Offer to Purchase, which is incorporated by reference herein.

     (b) A summary of each loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and other material terms or conditions relative to such loan agreements is set forth in Section 8 of the Offer to Purchase, which is incorporated by reference herein. Other than as described in Section 8 of the Offer to Purchase, which is incorporated by reference herein, no formal plans or arrangements have been made to repay such borrowing under the credit agreement described in such section.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Information with respect to the purpose of the Offer and the planned disposition of the Shares and the possible effects of the Offer is set forth under the heading "Introduction" in the Offer to Purchase and Section 2 of the Offer to Purchase, which is incorporated by reference herein. Other than as indicated herein, the Company has no current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the

Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Shares during the 40 business days prior to the date hereof, except as set forth in Section 10 of the Offer to Purchase, which is incorporated by reference herein.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer and the securities of the Company, except as set forth in Section 2 and Section 10 of the Offer to Purchase.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Information with respect to persons employed, compensated, retained or to be compensated by the Company to make the solicitations in connection with the tender offer is set forth in Section 15 of the Offer to Purchase, which is incorporated by reference herein.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The financial and pro forma financial information set forth in
Section 9 of the Offer to Purchase is incorporated by reference herein.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) To the best of the Company's knowledge, none of its executive officers, directors or affiliates is a party to any material contract, arrangement, understanding or relationship between such person and the Company that is material to a decision by a shareholder whether to hold or tender the Shares in the Offer.

     (b) Information with respect to applicable regulatory requirements is set forth in Section 12 of the Offer to Purchase, which is incorporated by reference herein.

     (c) The applicability of the margin requirements of Section 7 of the Exchange Act, and the rules and regulations promulgated thereunder, is described in Section 11 of the Offer to Purchase, which is incorporated by reference herein.

     (d) There are no material legal proceedings related to the Offer.

     (e) The Company believes that it may not satisfy NYSE listing standards that are expected to be adopted in January 1999. The Company expects, however, that it will have until January 2002 to satisfy the new listing standards. If the Company cannot satisfy these new listing standards, the Company could be delisted from the NYSE. Such a delisting of the Shares could result in a substantial decrease in the liquidity of the Shares and have a material adverse effect on the market value of the Shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)  Offer to Purchase
      (a)(2)  Letter of Transmittal
      (a)(3)  Notice of Guaranteed Delivery
      (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
      (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees
      (a)(6)  Letter to Participants in the Keithley Instruments, Inc.
              1993 Employee Stock Purchase Plan
      (a)(7) Letter to Shareholders from Joseph P. Keithley, President and Chief Executive Officer of the Company, dated as of November 11, 1998.
      (a)(8)  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
      (a)(9)  Summary Advertisement dated as of November 12, 1998.
     (a)(10)  Press Release dated as of November 11, 1998.
      (b)(1) Credit Agreement dated as of May 31, 1994, by and among the Company and certain borrowing subsidiaries, and the banks named therein and NBD Bank, as agent.*
      (b)(2)  First Amendment dated as of March 28, 1997, to the Credit
              Agreement dated as of May 31, 1994.**
         (c)  Not applicable
         (d)  Not applicable
         (e)  Not applicable
         (f)  Not applicable

 * Incorporated by reference herein from Exhibit 10(u) of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994 (File No. 1-9965)

** Incorporated by reference herein from Exhibit 10(y) of the Company's
   Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (File No. 1-9965)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 12, 1998            KEITHLEY INSTRUMENTS, INC.

                                          By: /s/ Joseph P. Keithley
                                          --------------------------------------
                                          Name: Joseph P. Keithley
                                          Title: President and Chief Executive
                                          Officer